Vantage Energy Acquisition Corp.

5221 N. O’Connor Boulevard, 11 th Floor

Irving, TX 75039

March 20, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	H. Roger Schwall, Assistant Director

Office of Natural Resources

Re:	Vantage Energy Acquisition Corp.

Registration Statement on Form S-1

Filed February 17, 2017

File No. 333-216129

Ladies and Gentlemen:

Set forth below are the responses of Vantage Energy Acquisition Corp. (the “Company”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 16, 2017, with respect to the Company’s registration statement on Form S-1 filed with the Commission on February 17, 2017 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is filing through EDGAR Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”). For your convenience, we will hand-deliver three full copies of the Amended Registration Statement, as well as three copies of the Amended Registration Statement marked to show all changes made since the initial filing of the Registration Statement.

For the convenience of the Staff, we have reproduced the Staff’s comments in bold, italicized text and have followed each comment with the Company’s response. All references to page numbers and captions correspond to the Amended Registration Statement unless otherwise specified.

Securities and Exchange Commission

March 20, 2017

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE:

We acknowledge the Staff’s comment and advise the Staff that, to date, neither the Company nor anyone on the Company’s behalf has presented any written communications to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”). To the extent the Company presents any written communications to potential investors in reliance on Section 5(d) of the Securities Act, the Company will supplementally provide the Staff with copies of such written communications.

2.	Please clarify whether the 24 month period to complete a business combination may be extended either by management or by shareholder vote.

RESPONSE:

The Company’s amended and restated certificate of incorporation (the “Charter”) will provide that any extension to the 24 month period to complete a business combination may only be effected by an amendment to the Charter. Pursuant to the Charter, such an amendment would need to be approved by the affirmative vote of the holders of at least 65% of all then outstanding shares of the Company’s common stock. The Company has revised the disclosure on pages 23 and 87 to clarify this point.

Initial Business Combination, page 4

3.	We note that you may raise additional proceeds to complete an affiliated joint acquisition by issuing to affiliated parties a class of equity or equity-linked securities. Please revise to explain whether such an issuance will reduce the percentage ownership of your then-existing shareholders.

RESPONSE:

Except in situations where the anti-dilution provisions of the Company’s Class B common stock would prevent a reduction in the percentage ownership of the holders of the Company’s Class B common stock, such an issuance would reduce the percentage ownership of the Company’s then-existing stockholders. The Company has revised the disclosure on pages 4-5 and 76 accordingly.

Corporate Information, page 6

4.	Please revise your ownership diagram to specify the nature of the various ownership interests depicted, and to identify the “Other Initial Stockholders” in your company.

RESPONSE:

The Company has revised the ownership diagram to specify the nature of the various ownership interests depicted and to identify the other initial stockholders.

Securities and Exchange Commission

March 20, 2017

5.	Your ownership diagram indicates that Roger J. Biemans owns a stake in your sponsor, NGP Vantage Energy LLC, through an entity named Vantage Energy Partners, LLC. However, your prospectus makes no other reference to Vantage Energy Partners, LLC. Furthermore, you state in footnote 3 to your beneficial ownership table on page 101 that Mr. Biemans is a manager and the Chief Executive Officer of NGP Vantage Energy LLC. Please advise.

RESPONSE:

We have revised the disclosure on pages 1, 3, 74 and 110 to disclose that Vantage Energy Partners LLC is controlled by Mr. Biemans.

6.	We note that NGP Natural Resources XI, L.P. will be a beneficial owner of the company. Indicate who will control the voting or investment power of the shares held by NGP Natural Resources XI, L.P. Also, identify, and provide comparable information, for the “Other Initial Stockholders.” See Rule 13d-3 under the Exchange Act.

RESPONSE:

We have revised the disclosure on pages 7 and 106 to indicate who will control the voting or investment power of the shares held by NGP Natural Resources XI, L.P. The “other initial stockholders” are the Company’s independent director nominees and are now identified in the ownership diagram.

Permitted Purchases of Public Shares and Public Warrants by our Affiliates, page 18

7.	Please disclose here, if true, that there is no limit on the number of public shares and public warrants that your initial stockholders, sponsor, officers, directors or their affiliates may purchase.

RESPONSE:

We have revised the disclosure on page 18 to disclose that there is no limit on the number of public shares and public warrants that the Company’s initial stockholders, sponsor, officers, directors or their affiliates may purchase.

*     *    *    *

Securities and Exchange Commission

March 20, 2017

Please direct any questions or comments regarding this correspondence to our counsel, Ramey Layne of Vinson & Elkins L.L.P., at (713) 758-2222.

Sincerely,

Vantage Energy Acquisition Corp.

/s/ Jeffrey A. Zlotky
Name:	Jeffrey A. Zlotky
Title:	Secretary

Enclosures

cc:	Douglas E. McWilliams, Vinson & Elkins L.L.P.

E. Ramey Layne, Vinson & Elkins L.L.P.

Jennifer A. Bensch, Weil, Gotshal & Manges LLP